Mail Stop 6010

August 22, 2008

Mr. Moshe Penso
Peachtree Pointe Office Park
3260 Pointe Parkway, Suite 400
Norcross, GA 30092

Re: **MetaLink Ltd.**
             Amendment No. 2 to Registration Statement on Form F-3
             Filed August 19, 2008
             File No. 333-152119

Dear Mr. Penso:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Purchase Contracts, page 26

1.   We note your responses to prior comments 1 and 3; however you still refer on pages 26 and 27 to (1) purchase contracts issued for the purchase or sale of "equity securities;" (2) warrants to purchase "equity securities" and (3) warrants that may be issued with "any other securities" which are not registered securities in the fee table. Please revise pages 26 and 27 to clarify the scope of the potential securities underlying the purchase contracts and warrants registered for sale.

Description of Capital Notes, page 28

2.   We note your responses to prior comments 4 and 5; however, you are still registering capital notes. Please tell us why capital notes are not subject to the Trust Indenture Act of 1939. Cite all authority on which you rely.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                                        Sincerely,

                                                        Russell Mancuso
                                                        Branch Chief

cc (via fax): Oded Eran, Adv.